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                               June 2, 2020

       Harry Stylli, Ph.D.
       Chief Executive Officer
       Progenity, Inc
       4330 LaJolla Village Drive, Suite 200
       San Diego, CA 92122

                                                        Re: Progenity, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 27, 2020
                                                            File No. 333-238738

       Dear Dr. Stylli:

               We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed on May 27, 2020

       Financial Statements
       March 31, 2020
       Note 4. Revenue, page F-51

   1.                                                   With regard to your
response to comment one, please explain to us:
                                                          why you believe the
settlement with the Department of Justice and the State Attorney
                                                            Generals to be paid
represents revenue from a contract with a customer and not an expense; and
                                                          why the total
settlement amount that is accrued as a liability should not be stated
                                                            separately on the
balance sheet pursuant to Rule 5-02.20 of Regulation S-X.
                                                        Please refer to
authoritative literature that supports your presentation and classification. In addition, provide us:
                                                          your basis for
classifying the settlements with Cigna, Aetna, and United Health as revenue;
                                                          your basis for not
separately stating the related liabilities on the balance sheet pursuant to Rule
5-02.20 of Regulation S-X; and
 Harry Stylli, Ph.D.
Progenity, Inc
June 2, 2020
Page 2
           the components of the $36,494,000 presented on the table of Contractual Obligations and explain what settlements were included and why some of the settlements were excluded, if true.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric Atallah at 202-551-3663 or Lisa Vanjoske at 202-551-3614 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Celeste M. Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameHarry Stylli, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameProgenity, Inc
                                                           Office of Life
Sciences
June 2, 2020 Page 2
cc:       Branden C. Berns, Esq.
FirstName LastName